Exhibit 99.1

Gaotu Techedu Announces Third Quarter 2025 Unaudited Financial Results

Beijing, China, November 26, 2025 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a leading technology-driven education company in China focused on enabling lifelong learning through AI-powered solutions, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Highlights[1]

•
Net revenues were RMB1,579.0 million, increased by 30.7% from RMB1,208.3 million in the same period of 2024.
•
Gross billings[2] were RMB1,188.9 million, increased by 11.2% from RMB1,069.2 million in the same period of 2024.
•
Loss from operations was RMB178.0 million, compared with loss from operations of RMB490.1 million in the same period of 2024.
•
Net loss was RMB147.1 million, compared with net loss of RMB471.3 million in the same period of 2024.
•
Non-GAAP net loss was RMB137.7 million, compared with non-GAAP net loss of RMB457.2 million in the same period of 2024.
•
Net operating cash outflow was RMB660.2 million, compared with net operating cash outflow of RMB714.4 million in the same period of 2024.

Third Quarter 2025 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the three months ended September 30,
	2024	2025	Pct. Change
Net revenues	1,208,253	1,579,026	30.7%
Gross billings	1,069,159	1,188,909	11.2%
Loss from operations	(490,107)	(178,025)	(63.7)%
Net loss	(471,273)	(147,121)	(68.8)%
Non-GAAP net loss	(457,195)	(137,745)	(69.9)%
Net operating cash outflow	(714,385)	(660,230)	(7.6)%

[1] For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses.

[2] Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.

Nine Months Ended September 30, 2025 Highlights

•
Net revenues were RMB4,461.5 million, increased by 41.0% from RMB3,164.9 million in the same period of 2024.
•
Gross billings were RMB4,330.0 million, increased by 25.4% from RMB3,452.2 million in the same period of 2024.
•
Loss from operations was RMB385.1 million, compared with loss from operations of RMB1,032.6 million in the same period of 2024.
•
Net loss was RMB239.1 million, compared with net loss of RMB913.1 million in the same period of 2024.
•
Non-GAAP net loss was RMB207.3 million, compared with non-GAAP net loss of RMB872.2 million in the same period of 2024.
•
Net operating cash outflow was RMB548.7 million, compared with net operating outflow of RMB525.6 million in the same period of 2024.

First Nine Months 2025 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the nine months ended September 30,
	2024	2025	Pct. Change
Net revenues	3,164,935	4,461,457	41.0%
Gross billings	3,452,211	4,330,021	25.4%
Loss from operations	(1,032,559)	(385,117)	(62.7)%
Net loss	(913,120)	(239,124)	(73.8)%
Non-GAAP net loss	(872,196)	(207,255)	(76.2)%
Net operating cash outflow	(525,636)	(548,670)	4.4%

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “With a profound focus on user needs, Gaotu continues to provide end-to-end educational products and solutions across the full learning lifecycle. We have deeply integrated online and offline formats and accelerated full-stack AI integration across our teaching, services, and operations to provide users with increasingly differentiated and personalized services. In the third quarter, we achieved sustained growth momentum and enhanced profitability. Our revenue grew by 30.7% year over year to nearly RMB1.6 billion, while on a non-GAAP basis, both loss from operations and net loss narrowed significantly by 64.6% and 69.9%, respectively. Excluding the impact of share repurchases, our cash position improved year over year, strengthening our balance sheet and demonstrating our disciplined financial management. We also remained committed to delivering shareholder returns, completing our US$80 million share repurchase program initially launched in November 2022 this quarter and initiating the new US$100 million program approved in May.”

“Going forward, Gaotu will continue to pursue sustainable growth by strengthening our pipeline of high-quality teachers, enhancing execution and leveraging data-driven operations, delivering enduring, long-term value to all our stakeholders.”

Shannon Shen, CFO of the Company, added, “In the third quarter, we sustained solid revenue growth while elevating our overall operational quality and efficiency. Operating expenses as a percentage of net revenues decreased significantly, improving by 27.6 percentage points year-over-year. Additionally, our user acquisition efficiency improved 12.8% year over year, and net operating cash outflow narrowed by approximately RMB54.2 million year over year, reflecting the early benefits of structured efficiency gains across our operations. Deferred revenue grew robustly to nearly RMB1.8 billion, up 23.2% year-over-year, providing greater visibility of revenue for the upcoming quarters. We will remain focused on driving high-quality, sustainable growth by optimizing unit economics, while enhancing our operational quality and resilience through continued product refinement, systematic teacher development and brand building.”

Financial Results for the Third Quarter of 2025

Net Revenues

Net revenues increased by 30.7% to RMB1,579.0 million from RMB1,208.3 million in the third quarter of 2024, which was mainly due to the continued year-over-year growth in gross billings as a result of our sufficient and effective response to strong market demand. Furthermore, our high-quality educational products and learning services resulted in improved recognition of our product and service offerings.

Cost of Revenues

Cost of revenues increased by 24.6% to RMB535.5 million from RMB429.8 million in the third quarter of 2024. The increase was mainly due to expansion of instructors and tutors workforce, higher rental cost, and increased depreciation and amortization cost.

Gross Profit and Gross Margin

Gross profit increased by 34.0% to RMB1,043.5 million from RMB778.5 million in the third quarter of 2024. Gross profit margin increased to 66.1% from 64.4% in the same period of 2024.

Non-GAAP gross profit increased by 33.8% to RMB1,044.5 million from RMB780.7 million in the third quarter of 2024. Non-GAAP gross profit margin increased to 66.1% from 64.6% in the same period of 2024.

Operating Expenses

Operating expenses decreased by 3.7% to RMB1,221.5 million from RMB1,268.6 million in the third quarter of 2024. The decrease was primarily due to our precise efficiency management and implementation of cost reduction, which resulted in year-over-year decreases in personnel expenses of selling, general and administrative, as well as research and development function.

•
Selling expenses decreased to RMB873.4 million from RMB885.8 million in the third quarter of 2024.
•
Research and development expenses decreased to RMB162.9 million from RMB189.3 million in the third quarter of 2024.
•
General and administrative expenses decreased to RMB185.2 million from RMB193.5 million in the third quarter of 2024.

Loss from Operations

Loss from operations was RMB178.0 million, compared with loss from operations of RMB490.1 million in the third quarter of 2024.

Non-GAAP loss from operations was RMB168.6 million, compared with non-GAAP loss from operations of RMB476.0 million in the third quarter of 2024.

Interest Income and Realized Gains from Investments

Interest income and realized gains from investments, on aggregate, were RMB14.9 million, compared with a total of RMB21.7 million in the third quarter of 2024.

Other Income, net

Other income, net was RMB14.6 million, compared with other income, net of RMB4.0 million in the third quarter of 2024.

Net Loss

Net loss was RMB147.1 million, compared with net loss of RMB471.3 million in the third quarter of 2024.

Non-GAAP net loss was RMB137.7 million, compared with non-GAAP net loss of RMB457.2 million in the third quarter of 2024.

Cash Flow

Net operating cash outflow in the third quarter of 2025 was RMB660.2 million.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were both RMB0.61 in the third quarter of 2025.

Non-GAAP basic and diluted net loss per ADS were both RMB0.57 in the third quarter of 2025.

Share Outstanding

As of September 30, 2025, the Company had 161,367,979 ordinary shares outstanding.

Cash, Cash Equivalents, Restricted Cash, Short-term and Long-term Investments

As of September 30, 2025, the Company had cash and cash equivalents, restricted cash, short-term and long-term investments of RMB3,040.4 million in aggregate, compared with a total of RMB4,094.3 million as of December 31, 2024.

Acquisition of Property

In November 2025, the Company entered into an agreement to acquire 100% of equity interest of Zhengzhou You'ai Culture Technology Co., Ltd. (“Zhengzhou You'ai”) for a consideration of RMB206.6 million. The underlying assets of Zhengzhou You'ai are four buildings currently under construction, which have been topped out in November 2025. The Company intends to utilize the buildings as a campus premise upon completion. The transaction is a related party transaction and has been approved by both the Company's board of directors and the audit committee of the board.

Share Repurchase

In November 2022, the Company's board of directors authorized a share repurchase program (“2022 Share Repurchase Program”), under which the Company may repurchase up to US$30 million of its shares, effective until November 22, 2025. In November 2023, the Company's board of directors authorized modifications to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$30 million to US$80 million, effective until November 22, 2025.

As of September 22, 2025, the Company's repurchase amount had reached US$80 million and the 2022 Share Repurchase Program was completed.

In May 2025, the Company's board of directors authorized a new share repurchase program (“2025 Share Repurchase Program”), under which the Company may repurchase up to an aggregate value of US$100 million of its shares during the three-year period beginning upon the completion of the Company's 2022 Share Repurchase Program.

As of November 25, 2025, the Company had cumulatively repurchased approximately 27.5 million ADSs for approximately US$85.6 million under aforesaid two share repurchase programs.

Business Outlook

Based on the Company's current estimates, total net revenues for the fourth quarter of 2025 are expected to be between RMB1,628 million and RMB1,648 million, representing an increase of 17.2% to 18.7% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, November 26, 2025 (9:00 PM Beijing/Hong Kong Time on Wednesday, November 26, 2025). Dial-in details for the earnings conference call are as follows:

International: 1-412-317-6061

United States: 1-888-317-6003

Hong Kong: 800-963-976

Mainland China: 400-120-6115

Passcode: 5199067

A telephone replay will be available two hours after the conclusion of the conference call through December 3, 2025. The dial-in details are:

International: 1-412-317-0088

United States: 1-855-669-9658

Passcode: 2149536

Additionally, a live and archived webcast of this conference call will be available at https://ir.gaotu.cn/home.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a leading technology-driven education company in China focused on enabling lifelong learning through AI-powered solutions that cultivate interest and drive continuous growth. The Company provides AI-powered, product-led learning solutions for learners from pre-school to adulthood. By combining rare, high-caliber teaching resources with AI-enhanced tools and content, Gaotu creates engaging and effective learning experiences delivered through both online and offline channels. AI and data analytics permeate throughout the Company’s operations to adapt content and teaching methods to individual learner needs, enhance efficiency and drive sustained learning progress.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company's management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and a significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("USD") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB7.1190 to USD1.0000, the effective noon buying rate for September 30, 2025 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2025, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Piacente Financial Communications

Brandi Piacente

Tel: +1 212 481-2050

Jenny Cai

Tel: +86 10 6508-0677

E-mail: Gaotu@tpg-ir.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2024	2025	2025
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	1,321,118	318,731	44,772
Restricted cash	5,222	125,272	17,597
Short-term investments	1,845,242	2,095,986	294,421
Inventory, net	36,401	53,401	7,501
Prepaid expenses and other current assets, net	431,829	526,989	74,026
Total current assets	3,639,812	3,120,379	438,317

Non-current assets
Operating lease right-of-use assets	503,601	506,882	71,201
Property, equipment and software, net	670,237	834,745	117,256
Land use rights, net	25,762	45,424	6,381
Long-term investments	922,740	500,401	70,291
Rental deposit	45,834	49,271	6,921
Other non-current assets	20,091	57,636	8,096
TOTAL ASSETS	5,828,077	5,114,738	718,463

LIABILITIES

Current liabilities
Short-term borrowings of the consolidated VIE without recourse to the Group	-	48,544	6,819
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB811,879 and RMB944,484 as of December 31, 2024 and September 30, 2025, respectively)	1,245,207	1,320,853	185,539
Deferred revenue, current portion (including current portion of deferred revenue of the consolidated VIE without recourse to the Group of RMB1,867,096 and RMB1,534,148 as of December 31, 2024 and September 30, 2025, respectively)	1,867,096	1,534,246	215,515
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB114,471 and RMB132,281 as of December 31, 2024 and September 30, 2025, respectively)	147,635	140,337	19,713
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of RMB606 and RMB39 as of December 31, 2024 and September 30, 2025, respectively)	665	88	12
Total current liabilities	3,260,603	3,044,068	427,598

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of September 30,
	2024	2025	2025
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	218,797	238,924	33,561
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB337,258 and RMB332,307 as of December 31, 2024 and September 30, 2025, respectively)	344,609	343,158	48,203
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to the Group of RMB70,316 and RMB76,056 as of December 31, 2024 and September 30, 2025, respectively)	70,604	76,073	10,686
TOTAL LIABILITIES	3,894,613	3,702,223	520,048

SHAREHOLDERS’ EQUITY
Ordinary shares	116	116	16
Treasury stock, at cost	(242,866)	(461,340)	(64,804)
Additional paid-in capital	7,991,421	7,950,976	1,116,867
Accumulated other comprehensive loss	(2,832)	(25,738)	(3,615)
Statutory reserve	66,042	66,042	9,277
Accumulated deficit	(5,878,417)	(6,117,541)	(859,326)
TOTAL SHAREHOLDERS’ EQUITY	1,933,464	1,412,515	198,415

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	5,828,077	5,114,738	718,463

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	1,208,253	1,579,026	221,804	3,164,935	4,461,457	626,697
Cost of revenues	(429,791)	(535,528)	(75,225)	(1,014,638)	(1,460,829)	(205,201)
Gross profit	778,462	1,043,498	146,579	2,150,297	3,000,628	421,496
Operating expenses:
Selling expenses	(885,769)	(873,399)	(122,686)	(2,227,547)	(2,403,766)	(337,655)
Research and development expenses	(189,305)	(162,912)	(22,884)	(503,013)	(461,562)	(64,835)
General and administrative expenses	(193,495)	(185,212)	(26,017)	(452,296)	(520,417)	(73,103)
Total operating expenses	(1,268,569)	(1,221,523)	(171,587)	(3,182,856)	(3,385,745)	(475,593)
Loss from operations	(490,107)	(178,025)	(25,008)	(1,032,559)	(385,117)	(54,097)
Interest income	15,661	8,577	1,205	55,608	31,553	4,432
Realized gains from investments	6,001	6,346	891	20,285	19,566	2,748
Other income, net	3,964	14,621	2,054	52,220	91,822	12,898
Loss before provision for income tax and share of results of equity investees	(464,481)	(148,481)	(20,858)	(904,446)	(242,176)	(34,019)
Income tax (expenses)/benefits	(6,792)	1,360	191	(8,674)	3,052	429
Net loss	(471,273)	(147,121)	(20,667)	(913,120)	(239,124)	(33,590)
Net loss attributable to Gaotu Techedu Inc.'s ordinary shareholders	(471,273)	(147,121)	(20,667)	(913,120)	(239,124)	(33,590)
Net loss per ordinary share
Basic	(2.75)	(0.91)	(0.13)	(5.30)	(1.46)	(0.20)
Diluted	(2.75)	(0.91)	(0.13)	(5.30)	(1.46)	(0.20)
Net loss per ADS
Basic	(1.83)	(0.61)	(0.09)	(3.54)	(0.97)	(0.14)
Diluted	(1.83)	(0.61)	(0.09)	(3.54)	(0.97)	(0.14)
Weighted average shares used in net loss per share
Basic	171,135,287	161,927,833	161,927,833	172,165,794	163,986,613	163,986,613
Diluted	171,135,287	161,927,833	161,927,833	172,165,794	163,986,613	163,986,613

Note: Three ADSs represent two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
Net revenues	1,208,253	1,579,026	221,804	3,164,935	4,461,457	626,697
Less: other revenues(1)	60,581	41,708	5,859	117,081	78,624	11,044
Add: VAT and surcharges	72,056	98,101	13,780	192,049	277,259	38,946
Add: ending deferred revenue	1,439,217	1,773,170	249,076	1,439,217	1,773,170	249,076
Add: ending refund liability	77,869	110,621	15,539	77,869	110,621	15,539
Less: beginning deferred revenue	1,582,135	2,196,993	308,610	1,237,621	2,085,893	293,004
Less: beginning refund liability	85,520	133,308	18,726	67,157	127,969	17,976
Gross billings	1,069,159	1,188,909	167,004	3,452,211	4,330,021	608,234

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	778,462	1,043,498	146,579	2,150,297	3,000,628	421,496
Share-based compensation expenses(1) in cost of revenues	2,265	1,017	143	4,543	4,480	629
Non-GAAP gross profit	780,727	1,044,515	146,722	2,154,840	3,005,108	422,125

Loss from operations	(490,107)	(178,025)	(25,008)	(1,032,559)	(385,117)	(54,097)
Share-based compensation expenses(1)	14,078	9,376	1,317	40,924	31,869	4,477
Non-GAAP loss from operations	(476,029)	(168,649)	(23,691)	(991,635)	(353,248)	(49,620)

Net loss	(471,273)	(147,121)	(20,667)	(913,120)	(239,124)	(33,590)
Share-based compensation expenses(1)	14,078	9,376	1,317	40,924	31,869	4,477
Non-GAAP net loss	(457,195)	(137,745)	(19,350)	(872,196)	(207,255)	(29,113)

Note (1): The tax effects of share-based compensation expenses adjustments were nil.